January 16, 2025

Darryl E. Dewan
Chief Executive Officer
TSS, Inc.
110 E. Old Settlers Blvd.
Round Rock, Texas 78664

       Re: TSS, Inc.
           Registration Statement on From S-3
           Filed January 7, 2025
           File No. 333-284153
Dear Darryl E. Dewan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Christopher Johnson